SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:	eUNITs™ 2 Year International Equity Market Participation Trust: Enhanced Upside to Cap / Buffered Downside

Address of Principal Business Office:

Two International Place
Boston, MA 02110
Telephone Number: (617) 482-8260

Name and address of agent for service of process:

Maureen Gemma
Two International Place
Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 13th day of November, 2009.

eUNITs™ 2 Year International Equity Market Participation Trust: Enhanced Upside to Cap / Buffered Downside

By:	/s/ Duncan W. Richardson
Duncan W. Richardson
President and Chief Executive Officer

Attest:	/s/ A. John Murphy
A. John Murphy
Assistant Secretary